

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 23, 2005

Via Facsimile to 55-21-3814-8810 and Mail
Mr. Roger Agnelli
Chief Executive Officer
Companhia Vale do Rio Doce
Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ Brazil

   Re: **Companhia Vale do Rio Doce**
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 10, 2004
      File No. 1-15030

Dear Mr. Agnelli:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 3 - Summary of Significant Accounting Policies, page F-9

1. We note your disclosure on pages 107 to 115 and F-16 regarding the mandatory dividend and equity interest payments to shareholders. Please expand your note disclosure to address each of the following:

- Disclose how the amount of the dividend and equity interest payments for both common shareholders and preferred shareholders are calculated, as applicable.

- Disclose when the amounts of each are determined, when they are recorded in your financial statements and when they are paid.

- Disclose how these payments impact your calculation of earnings per share.

- Identify the extent to which the calculation or the timing of the payment or recording of the dividend has changed from year to year.

Audit Reports from Independent Accountants Listed in Note 23 to the Consolidated Financial Statements of Companhia Vale Rio Doce, page B-1

2.   We note that the reports on certain subsidiary financial statements on pages B-2 to B-16 refer to an audit conducted in accordance with U.S. generally accepted auditing standards. An audit report on a non-issuer subsidiary of an issuer that is included in an SEC filing due to reference by the principal auditor or another auditor is required to refer to the standards of the Public Company Accounting Oversight Board (United States), as opposed to U.S. generally accepted auditing standards. Please refer to Section V.I.A. of the June 15, 2004 SEC Regulations Committee Minutes which are available on the AICPA's website at the following link: http://www.aicpa.org/download/belt/2004_0615_highlights.pdf. We note that this requirement was effective for any audit reports issued or re-issued beginning May 24, 2004 pursuant to the requirements of Auditing Standard No. 1.

Engineering Comments

Lines of Business, page 25

3.   You disclose that your estimates of mineral reserves have been audited and verified by Pincock Allen & Holt.
       a. Please provide us with a copy of all reports produced during this review.
       b. Also provide a complete listing of all third-party reserve estimation or audit reports produced for your mines during the past three years.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

Mr. Roger Agnelli
Companhia Vale do Rio Doce
December 23, 2005
page 3

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3702, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                            Sincerely,

                            H. Roger Schwall
                            Assistant Director